Exhibit 99.1
Qiao Xing Universal Resources Announces Chinese Government Grant Available to its Aolunhua Copper-Molybdenum Mine
HUIZHOU, China, April 26, 2011 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, today announced that the Chifeng Aolunhua Copper-molybdenum mine (“Aolunhua”), in which it owns a 34.53% equity interest, has been designated as one of the mining entities to implement the Chinese government’s initiative to promote rational and comprehensive utilization of mineral resources (the “Initiative”). RMB15 million is available to Aolunhua for participating in the Initiative.
The Initiative was launched by China’s Ministry of Land and Resources (“CMLR”). As part of this initiative, CMLR will provide different sums of grants to the Initiative participants based on assessment on several criteria, including recovery efficiency in mining and ore-dressing as well as comprehensive utilization rate of mining resources.
“Aolunhua is the largest molybdenum mine in Asia. We have always strived to improve efficiencies in our day-to-day operations. We look for enhancements in production processes as well as management efficiencies,” said Mr. Wu Rui Lin, Chairman and Chief Executive Officer of Qiao Xing Universal Resources. “This grant from the Ministry of Land and Resources will give Aolunhua more scope to innovate and develop efficient production processes for molybdenum exploration and extraction.”
More information on Aolunhua is available in the Company’s PowerPoint Presentation downloadable from www.cosun-xing.com.
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.

XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding the Company’s plans to improve efficiencies in the day-to-day operations of its mines, the Company’s plans to enhance production processes and management efficiencies, the Company’s plans to develop more efficient production processes for molybdenum exploration and extraction and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of April 26, 2011.
Company Contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
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